Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: January 27, 2003

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Press Release
Press Release
SIGNATURES

This Report on Form 6-K contains:

—	Press Release of January 27, 2003

—	Letter to the New York Stock Exchange, Inc. dated January 23, 2003

Press Release	ALTANA AG

Postfach 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany
phone   +49 (0) 6172 1712-160
fax       +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA 2002: Unabated dynamism, new record year

Double-digit sales growth: 13%; Profit above expectations
Strong dividend increase targeted

(Note: All figures mentioned in this press release are provisional and unaudited)

Bad Homburg, January 27, 2003 — In 2002, ALTANA AG, Bad Homburg, further continued its positive growth trend. Consolidated sales rose by 13% to achieve a new record high at €2.6 billion (2001: €2.3 billion). Adjusted for exchange rate and acquisition effects, operating sales increased by even 16%. Due to a strong fourth quarter, ALTANA anticipates that the profit figures 2002 will clearly exceed those previously forecasted.

“For ALTANA, 2002 was an exciting as well as utmost successful year. Within a challenging market environment we managed to show a positive performance in view of the general trend. In the current economic situation, double-digit profit increases are an exception to the rule. For the seventh consecutive year we recorded double-digit increases in profitability — the result of a long-term oriented corporate policy”, explained Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG.

We aim for our shareholders to participate in our excellent business year 2002 with a clear double-digit dividend increase (prior year: €0.60 without bonus dividend).

Strong dynamic growth in international business

Sales of our foreign subsidiaries and the export to third parties increased by 16% to achieve €2.1 billion. As a result, international business meanwhile accounts for 81% of total sales of ALTANA (2001: 79%). As far as the particularly important North American market is concerned, ALTANA recorded a growth rate of 36% and achieved sales of €778 million (2001: €570 million). In Europe (excluding Germany) sales climbed by 10% to €834 million (2001: €757 million). Posting a 2% growth, domestic sales amounted to €490 million (2001: €478 million).

In 2002, ALTANA invested €184 million in property, plant and equipment, an increase of 8% compared to prior year (2001: €171 million). ALTANA Pharma in particular rose expenditure on R&D by 33% to €335 million. ALTANA’s overall R&D expenses amounted to €370 million, an increase of 30% as against the prior-year level (2001: €285 million).

New jobs in Germany and abroad

In the past business year, ALTANA once again expanded its workforce by more than 700 employees. End of 2002, almost 10,000 people worked for the Group worldwide, corresponding to a growth of 8%. 330 new jobs were created within the foreign Group subsidiaries, 400 jobs in Germany. During the current year, ALTANA further intends to recruit new employees in Germany as well as abroad.

ALTANA Pharma: Worldwide Pantoprazole sales amount to €2 billion

In 2002 ALTANA Pharma AG, Constance, posted a further clear growth in sales. At the end of the year, sales added up to roughly €1.9 billion, corresponding to a substantial increase of 17% (2001: approximately €1.6 billion). After adjustment for exchange rate effects, operating sales climbed by even 21%. While domestic sales amounting to €390 million exceeded the prior-year level (2001: €377 million) by approximately 3%, sales outside of Germany expanded by 21 % to almost €1.5 billion (2001: €1.2 billion). The share of international business in total sales amounts to 79%, 3 percentage points more than prior year.

ALTANA Pharma expanded its strategic core business Therapeutics by 23% to achieve almost €1.6 billion. Ethical drugs meanwhile account for 84% of pharmaceutical business. The top product and growth driver is the innovative gastrointestinal drug Pantoprazole (Pantozol®/Protonix®). In 2002, worldwide market sales of Pantoprazole — including our sales partners — for the first time achieved roughly €2 billion, corresponding to an increase of 51% (2001: roughly €1.3 billion). Even ALTANA Pharma division sales with this drug expanded by 42% to almost €1 billion (2001: €680 million). In the United States, where Pantoprazole has been sold since May 2000 by our American sales partner Wyeth under the brand name Protonix®, sales of €1,130 million were recorded, a growth of 80% (2001: €628 million). For 2003, ALTANA expects to achieve another double-digit Pantoprazole sales growth worldwide.

ALTANA Chemie: Sales increase with international business

Despite a difficult economic environment, ALTANA Chemie AG, Wesel, rose sales in 2002 to €748 million (2001: €717 million), a 4% increase. Exchange rate charges and sales from acquisitions accounting for 2 percentage points each balanced one another.

While domestic sales remained at the prior-year level with roughly €100 million, foreign sales improved by 5% to €648 million. As a result the share of international business in total sales of ALTANA Chemie now accounts for 87% (2001: 86%). This growth is primarily attributable to the largest business unit Additives & Instruments whose sales figure expanded by 7% to €303 million (2001: €283 million).

With effect from January 1, 2003 the two business units Wire Enamels and Varnish & Compounds were merged to become the business unit Electrical Insulation. Thus ALTANA Chemie comprises three powerful business units: Additives & Instruments, Coatings & Sealants as well as Electrical Insulation representing sales volumes of similar size (roughly €200 to €300 million each).

Outlook 2003

“Despite the difficult world economic situation, we will further continue our growth policy in 2003, based upon our solid figures, the strong positions of our operating divisions and our entrepreneurial dynamism. The decisive factor whether single- or double-digit increases will be achieved depends upon the development of the monetary relation Dollar — Euro”, explained Nikolaus Schweickart.

Key figures 2002

			Change
ALTANA Group	20021)	2001	in %

Sales (in € million)	2,609	2,308	+ 13
Germany	490	478	+ 2
Abroad	2,119	1,830	+ 16
ALTANA Pharma	1,861	1,591	+ 17
ALTANA Chemie	748	717	+ 4
Number of employees (December 31)	9,854	9,122	+ 8
Germany	4,478	4,080	+ 10
Abroad	5,376	5,042	+ 7
ALTANA Pharma	7,504	6,867	+ 9
ALTANA Chemie	2,300	2,217	+ 4
Capital expenditure on property, plant and equipment (in € million)	184	171	+ 8
ALTANA Pharma	118	116	+ 2
ALTANA Chemie	53	48	+ 9
R&D expenditure (in € million)	370	285	+ 30
ALTANA Pharma	335	252	+ 33
ALTANA Chemie	35	33	+ 6

1)	Provisional data

Dates

ALTANA will report in detail about its performance figures as well as the annual financial statements 2002 on the Press Conference in Bad Homburg and the Analysts’ Meeting on March 19, 2003 (formerly we communicated March 18!).

The Annual General Meeting of ALTANA will take place on May 6, 2003 at the CongressCenter Messe Frankfurt. On the same day, ALTANA will report on Q1 2003.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include unaudited results for the year 2002 as well as revenue and earnings projections for the year 2003 for the ALTANA Group, projections for an increase in dividends and market sales projections for Pantoprazole. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com.

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
phone:	+49 - 6172 - 1712 160
phone:	+49 - 6172 - 1712 168
fax:	+49 - 6172 - 1712 158
Investor Relations:		USA:
phone:	+49 - 6172 - 1712 163	phone:	+1 212 974 98 00
phone:	+49 - 6172 - 1712 165	fax:	+1 212 974 61 90
fax:	+49 - 6172 - 1712 158

By Telefax-No. 001-212-656-5071
and by Mail

Mr. Stefan Jekel
Account Representative
International Client Services
New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
U.S.A.

2003-01-23

ALTANA Aktiengesellschaft	ALTANA AG Postfach 1244 61282 Bad Homburg v.d.Höhe Herbert-Quandt-Haus Am Pilgerrain 15 61352 Bad Homburg v.d.Höhe Deutschland T +49 (0) 6172 1712-0 F +49 (0) 6172 1712-550 www.altana.de

Dear Mr. Jekel,

In accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the fourth quarter of 2002.

Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

—	Number of treasury shares held by ALTANA AG as per October 1, 2002:	4,163,215

—	Number of shares re-purchased from October 1 to December 31, 2002:	20,000

—	Number of shares disposed of from October 1 to December 31, 2002:	246,513

—	Number of treasury shares held by ALTANA AG on December 31, 2002:	3,936,702

With kind regards, ALTANA AG

/s/ Klaus Malkomes	/s/ Rudolf Pietzke
Klaus Malkomes	Dr. Rudolf Pietzke

Vorsitzender des Aufsichtsrates:
Justus Mische
Vorstand:
Nikolaus Schweickart (Vorsitzender)
Dr. Hermann Küllmer,
Dr. Hans-Joachim Lohrisch,
Dr. Matthias Wolfgruber

Sitz und Registergericht:
Bad Homburg v.d.Höhe, HRB-Nr. 1933

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: January 27, 2003	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel